MELVIN HERDRICK

C/O Compania Minera Pitalla S.A. de C.V.
Boulevard Progresso y Solidaridad 628, Local 12
Hermosillo, Sonora
Mexico, C.P. 83117

CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
TSX-V Exchange

"I, Melvin Herdrick, P.Geo. am the author of the property descriptions on the Pitalla Properties, Mexico", included in the 20-F document and I have reviewed and do hereby consent to the filing, with the regulatory authorities referred to above, of the property descriptions as set out in the Form 20F of Pediment Exploration Ltd. dated as of March 12/07 (the "Form 20F"), as well as the Form 20FR amended document and confirm that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 24th Day of August.

Melvin A. Herdrick, P. Geo